UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One): |X| Form 10-K     |_| Form 20-F     |_| Form 11-K    |_| Form 10-Q
 |_| Form 10-D    |_| Form N-SAR    |_| Form N-CSR

    For Period Ended:   June 30, 2006
                     -----------------------------------------------------------

|_| Transition Report on Form 10-K

|_| Transition Report on Form 20-F

|_| Transition Report on Form 11-K

|_| Transition Report on Form 10-Q

|_| Transition Report on Form N-SAR

    For the Transition Period Ended:
                                    --------------------------------------------


  Read instructions (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                       N/A
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                        PART I -- REGISTRANT INFORMATION

Full Name of Registrant         Adept Technology, Inc.
                        --------------------------------------------------------

Former Name if Applicable       N/A
                         -------------------------------------------------------

Address of Principal Executive Office (Street and Number)   3011 Triad Drive
                                                         -----------------------

City, State and Zip Code        Livermore, California 94550
                         -------------------------------------------------------

                       PART II -- RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     |    (a)  The reasons described in reasonable detail in Part III of this
     |         form could not be eliminated without unreasonable effort or
     |         expense;
     |
     |    (b)  The subject annual report, semi-annual report, transition report
     |         on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
|X|  |         portion thereof, will be filed on or before the fifteenth
     |         calendar day following the prescribed due date; or the subject
     |         quarterly report or transition report on Form 10-K, or subject
     |         distribution report on Form 10-D, or portion thereof, will be
     |         filed on or before the fifth calendar day following the
     |         prescribed due date; and
     |
     |    (c)  The accountant's statement or other exhibit required by Rule
     |         12b-25(c) has been attached if applicable.



                              PART III -- NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Adept Technology, Inc. (the "Company") is unable to file its Annual Report on Form 10-K for the fiscal year ended June 30, 2006 (the "Form 10-K") by September 28, 2006, the prescribed due date.

As previously disclosed in the Company's Current Report on Form 8-K filed with the SEC on September 22, 2006, in the course of conducting the year end consolidation of its financial results, and in conjunction with the audit of those results, the Company discovered errors in a number of accounts, primarily involving intercompany eliminations associated with its consolidation of international subsidiaries. On the basis of these errors, the Audit Committee of the Board of Directors of the Company, concluded that the Company will restate one or more of its previously reported financial statements included in its quarterly reports on Form 10-Q for the quarters ended October 1, 2005, December 31, 2005 and April 1, 2006. The Company is currently unable to determine which periods were materially impacted by these errors, and unable to conclude the ultimate impact, if any, on financial statements for fiscal year 2005 and prior fiscal years. Because the preparation of Adept's financial statements and review of historical financial statements continues, certain of the accounting matters identified at this stage, as well as the potential impact of these matters on the Company's financial statements, have not yet been finalized and are subject to change. The Company continues with its ongoing review of its historical financial statements.

The registrant is presently expending significant accounting and financial resources in completing the restatement of one or more of its interim financial statements for the quarterly periods during fiscal 2006 with regard to the errors discussed above. The expenditure of accounting and financial resources for this task has resulted in the registrant being unable, without unreasonable effort or expense, to complete all of the work necessary to file its Form 10-K today for the fiscal year ended June 30, 2006.

The Company intends to file the Form 10-K as promptly as practicable, but can provide no assurances that such filing will be made by the October 13, 2006 extended deadline.

                              ---------------------

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Steven L. Moore                (925)                 245-3400
     -----------------------------      -----------     ------------------------
                (Name)                  (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                |X| Yes   |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                |X| Yes   |_| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company estimates that its results of operations for the fiscal year ended June 30, 2006 as reflected in its Consolidated Statements of Operations to be included in its Form 10-K will reflect revenue of $57.6 million, compared to $50.5 million for the year ended June 30, 2005. Further, earnings for Fiscal 2006 will reflect the application of FAS 123R, requiring recognition of stock compensation expense commencing in Fiscal 2006, as compared to no FAS 123R stock compensation expense for Fiscal 2005. Additionally, earnings per share from continuing operations will be based upon approximately 6,412,000 outstanding shares for Fiscal 2006 as compared to 6,063,000 basic shares for Fiscal 2005. Pending completion of the Company's review and evaluation of its historical financial statements, which is still ongoing, as to potential restatement, the Registrant can not provide specific net income estimates, and can give no assurances that the estimates including in this Form 12b-25 will not change.

This Form 12b-25 contains certain forward-looking statements including statements regarding our results of operations, the results of our review of our historical financial statements, the financial impact and extent of the potential restatement and prior periods affected, the timing of the filing of restated financials and of Adept's Form 10-K, that involve a number of risks and uncertainties. These statements are based on beliefs and expectations of the Company's management, and on information currently available to management. The Company's actual results could differ materially from those expressed in any of the above forward-looking statements for a variety of reasons, including but not limited to the fact that such review is ongoing and not completed. Further, the disclosures included in this Form 12b-25 are qualified by a detailed discussion of associated material risks set forth in Adept's filings with the Securities and Exchange Commission. These include the Company's Annual Report on Form 10-K for the year ended June 30, 2005 and Quarterly Report on Form 10-Q for the quarter ended April 1, 2006. The Company undertakes no obligation to revise or update publicly any forward-looking statement in this Form 12b-25, except as otherwise required by law.

                             Adept Technology, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   September 28, 2006                      By: /s/ Steven L. Moore
     -------------------------                      ----------------------------
                                                    Steven L. Moore
                                                    Vice President of Finance,
                                                    Chief Financial Officer